September 30, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz, Assistant Director, Office of Electronics and Machinery

Re:	Bionik Laboratories Corp.

Amendment No. 4 to Registration Statement on Form S-1

File No. 333-207581

Ladies and Gentlemen:

On behalf of our client, Bionik Laboratories Corp. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated August 3, 2016 (the “Comment Letter”), with respect to the Registration Statement on Form S-1/A-4 filed by the Company with the Commission on July 19, 2016 (File No. 333-207581) (the “Registration Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 5 to the Registration Statement (“Amendment No. 5”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 5.

All page number references in the Company’s responses are to the page numbers in Amendment No. 5.

Financial Statements

Note 14: Subsequent Events, page F-32

1.	On page 3 of your filing you characterize 11.3 million shares of the IMT purchase consideration as “issuable.” Please expand your disclosure to describe the terms and conditions for issuance of those shares.

We respectfully advise the Staff that all of such shares were issued on August 17, 2016. Accordingly, Amendment No. 5 was revised to reflect the issuance as a historical matter and not “issuable.” The Company filed a Form 8-K with the Commission disclosing such issuance on August 23, 2016.

Financial Statements

Note 14: Subsequent Events, page F-32

2.	We see that you added full pro forma balance sheets and income statements in response to comment 2. Tell us how the revisions provide the specific information content required by ASC 805-10-50-2(h) or appropriately revise. In that regard, please note that the pro forma requirements of ASC 805 and Regulation S-X are separate and distinct. Also, note that ASC 805 does not contemplate balance sheet pro forma data and that income statement data should be limited to the periods specified in the guidance. Because the acquisition is a subsequent event, it appears that the comparable prior year period is the twelve months ended March 31, 2016.

Effect has been given to the Staff’s comment. Please see the updated information in the consolidated financial statements on pages F-33 and F-34 of the prospectus forming a part of Amendment No. 5.

Exhibit 99.1

Unaudited Pro Forma Combined Financial Statements

Pro Forma Balance Sheet

3.	We reference your revised disclosure in response to comment 4 and note you have not made any purchase price allocation due to “complexities.” We reissue comment 4 as you should provide a preliminary/provisional allocation if a final allocation cannot be made. Please revise your pro forma financial statements to separately record the significant tangible and intangible assets likely to be recognized, based upon your best estimates of information you have obtained. As applicable, please disclose that the amounts are preliminary and the significant uncertainties surrounding the amounts. Similarly, disclose any uncertainties regarding the effects of amortization periods assigned to the assets.

Effect has been given to the Staff’s comment. Please see the updated and revised pro forma financial information contained in Exhibit 99.1 to Amendment No. 5.

* * * * *

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (516) 663-6580 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Stephen E. Fox

STEPHEN E. FOX

For the Firm

cc:	Bionik Laboratories Corp.